SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VICI Properties Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

925652109
(CUSIP Number)

October 6, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925652109	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,687,925 (including 3,367,124 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion (as defined in Item 4(b) below))
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,687,925 (including 3,367,124 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,687,925 (including 3,367,124 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 925652109	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,961,968 (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,961,968 (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,961,968 (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 925652109	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,961,968 (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,961,968 (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,961,968 (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 925652109	13G	Page 5 of 11 Pages

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of the date hereof:

Item 1(a).	NAME OF ISSUER

The name of the issuer is VICI Properties Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

8329 W. Sunset Road, Suite 210
Las Vegas, Nevada 89113

Item 2(a).	NAME OF PERSON FILING

The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott Associates"), Elliott International, L.P. ("Elliott International") and its wholly-owned subsidiaries and Elliott International Capital Advisors Inc. ("International Advisors" and collectively with Elliott Associates and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott Associates. Hambledon, Inc. ("Hambledon") is the general partner of Elliott International. International Advisors is the investment manager for Elliott International. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 40 West 57th Street, 30th Floor, New York, New York 10019.

The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

Item 2(c).	CITIZENSHIP

Each of Elliott Associates and Capital Advisors is a limited partnership formed under the laws of the State of Delaware.

Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

International Advisors is a corporation formed under the laws of the State of Delaware.

Special GP is a limited liability company formed under the laws of the State of Delaware.

Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.

Singer is a U.S. citizen.

CUSIP No. 925652109	13G	Page 6 of 11 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER

925652109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 925652109	13G	Page 7 of 11 Pages

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Elliott Associates individually beneficially owns 4,687,925 shares of Common Stock (including 3,367,124 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion), which includes 2,376,863 shares of Common Stock (including 1,056,062 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion) through The Liverpool Limited Partnership, a Bermuda limited partnership that is a wholly-owned subsidiary of Elliott Associates ("Liverpool").

Elliott International and International Advisors together beneficially own 9,961,968 shares of Common Stock (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion), which includes 5,195,406 shares of Common Stock (including 2,388,705 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion) through Elliott International and 4,766,562 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion through Cornelia Offshore Limited, a Cayman Islands limited company that is a wholly-owned subsidiary of Elliott International ("Cornelia").

Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 14,649,892 shares of Common Stock (including 10,522,390 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion).

(b)	Percent of class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 246,224,886 shares of Common Stock outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2017 (the "Form 8-K"), which includes the 51,433,692 shares of Common Stock to be issued on November 6, 2017 pursuant to the Mandatory Preferred Conversion and the 17,630,700 shares of Common Stock to be issued on November 6, 2017 pursuant to the Mandatory Mezzanine Conversion (each as defined and described in the Form 8-K).

Elliott Associates beneficially owned 1.9% of the outstanding shares of Common Stock.

Elliott International and International Advisors owned approximately 4.0% of the outstanding shares of Common Stock.

Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership constituted approximately 5.9% of the outstanding shares of Common Stock.

CUSIP No. 925652109	13G	Page 8 of 11 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
Elliott Associates has sole power to vote or direct the vote of 4,687,925 shares of Common Stock (including 3,367,124 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion).

(ii)	Shared power to vote or to direct the vote
Elliott International and International Advisors together have shared power to vote or direct the vote of 9,961,968 shares of Common Stock (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion).

(iii)	Sole power to dispose or to direct the disposition of
Elliott Associates has sole power to dispose or direct the disposition of 4,687,925 shares of Common Stock (including 3,367,124 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion).

(iv)	Shared power to dispose or to direct the disposition of
Elliott International and International Advisors together have shared power to dispose or direct the disposition of 9,961,968 shares of Common Stock (including 7,155,267 shares of Common Stock to be issued pursuant to the Mandatory Preferred Conversion).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Elliott Associates holds 2,443,204 shares of Common Stock and 246,390 shares of the Issuer's Series A Convertible Preferred Stock through Liverpool. Elliott International holds 1,112,087 shares of the Issuer's Series A Convertible Preferred Stock through Cornelia.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit A.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 925652109	13G	Page 9 of 11 Pages

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 925652109	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 16, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 925652109	13G	Page 11 of 11 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of VICI Properties Inc. dated October 16, 2017, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATE: October 16, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President